UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            FOAMEX INTERNATIONAL INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    344123104
                                    ---------
                                 (CUSIP Number)

                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2002
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 344123104                                            Page 2 of 7 Pages


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

                  MARSHALL S. COGAN

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.       [ ]
                                               b.       [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  OO

5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)   [ ]

6     Citizenship or Place of Organization
                  United States

                      7             Sole Voting Power
                                        1,325,860
Number of
 Shares
Beneficially          8             Shared Voting Power
 Owned By                                 0
  Each
Reporting             9             Sole Dispositive Power
  Person                                 1,030,464
   With
                      10            Shared Dispositive Power
                                          0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     1,325,860

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                         [ ]

13    Percent of Class Represented By Amount in Row (11)

                                         5.32%

14    Type of Reporting Person (See Instructions)

           IN; OO

                                                               Page 3 of 7 Pages

               This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Foamex International Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated June 6, 2001 (the "Initial
Statement"), filed by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person to report that the number of Shares of which the Reporting Person may be deemed to be the beneficial owner has decreased by more than one percent of the total number of outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of Marshall S. Cogan (the "Reporting Person").

               This Statement relates to securities held for the accounts of the Reporting Person (including Shares held for the account of the Reporting Person under the Foamex L.P. 401(k) Savings Plan (the "401(k) Plan")), two trusts with respect to which the Reporting Person serves as the sole trustee but as to which the Reporting Person has no pecuniary interest ("Trust A" and "Trust B," respectively), a foundation with respect to which the Reporting Person serves as the president (the "Foundation") and a family partnership with respect to which the Reporting Person serves as a general partner (the "Family Partnership"). By virtue of his positions as the sole trustee of Trust A and Trust B, as the president of the Foundation and as a general partner of the Family Partnership, the Reporting Person may be deemed to have voting and investment power over the securities held for the accounts of Trust A, Trust B, the Foundation and the Family Partnership and may therefore be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of any securities not held directly for his account.

               The principal occupation of the Reporting Person is Chairman of the Board of Directors of the Issuer. The principal business address of the Reporting Person is 41 East 57th Street, 34th Floor, New York, New York 10022. The Reporting Person is a United States citizen.

               During the past five years, the Reporting Person has not been and, to the best of the Reporting Person's knowledge, no other person identified in response to this Item 2 has been, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Trust A expended approximately $101,192 of its funds to acquire the securities reported herein as being acquired for its account since July 29, 2002 (60 days prior to the date hereof). Trust B expended approximately $101,755 of its funds to acquire the securities reported herein as being acquired for its account since July 29, 2002 (60 days prior to the date hereof). The amounts expended by Trust A and Trust B do not include any trading commissions or other fees paid by Trust A and Trust B in connection with the purchases of the securities reported herein since July 29, 2002.

               The securities held for the account of the Reporting Person may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules

                                                               Page 4 of 7 Pages

and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the securities reported herein as having been acquired for or disposed of from the accounts of the Reporting Person, Trust A, Trust B, the Foundation and/or the Family Partnership were acquired or disposed of for investment purposes. Except as set forth below, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Person is an officer and director of the Issuer. In his capacity as an officer and director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

               The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed to be the beneficial owner of 1,325,860 Shares (approximately 5.32% of the total number of Shares outstanding assuming the exercise of all of the options held for the account of the Reporting Person). This number includes (A) 298,626 Shares held for the account of the Reporting Person (including 3,230 Shares held for the account of the Reporting Person under the 401(k) Plan), (B) 18,000 Shares held for the account of Trust A, (C) 413,800 Shares held for the account of Trust B, (D) 8,500 Shares held for held for the account of the Foundation, (E) 8,300 Shares held for the account of the Family Partnership and (F) 578,634 Shares issuable upon the exercise of the 578,634 options which are held for the account of the Reporting Person and are exercisable within 60 days of the date hereof.

               (b) The Reporting Person may be deemed to have sole power to direct the voting and disposition of the 1,030,464 Shares held for his account under the 401(k) Plan and for the accounts of Trust A, Trust B, the Foundation and the Family Partnership (assuming the exercise of all options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof). The Reporting Person may be deemed to have sole power to direct the voting, but not the disposition, of the 295,396 Shares held in his margin account with RBC Dain Rauscher ("Dain Rauscher").

               (c) Except for the transactions listed on Annex A hereto, there have been no transactions effected by the Reporting Person with respect to the Shares since July 29, 2002 (60 days prior to the date hereof).

               (d) (i) Subject to the terms of the respective trust agreements, the beneficiaries of Trust A and Trust B have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Trust A and Trust B in accordance with their interests in Trust A and Trust B, respectively.

                                                               Page 5 of 7 Pages

                  (ii) The Foundation has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

                  (iii) Subject to the terms of the partnership agreement, the partners of the Family Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Family Partnership in accordance with their partnership interests in the Family Partnership.

                  (iv) In connection with the margin loan described in Item 6 below, Dain Rauscher has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in the margin account of the Reporting Person.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On September 19, 2002, in connection with a margin loan, Dain Rauscher foreclosed upon 250,000 Shares held in the margin account of the Reporting Person. In addition, the 295,396 Shares held in the margin account of the Reporting Person may be subject to disposition in connection with a potential foreclosure.

Item 7.        Material to be filed as Exhibits.

               This Item 7 is not applicable.

                                                               Page 6 of 7 Pages

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  September 27, 2002                 MARSHALL S. COGAN


                                          /S/  MARSHALL S. COGAN
                                          ---------------------------------

                                                               Page 7 of 7 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            FOAMEX INTERNATIONAL INC.

 For the     Date of       Nature of    Number of  Price per    How Transaction
Account of Transaction    Transaction  Securities    Share          Effected
---------- -----------    -----------  ----------  ---------    ----------------

 Trust A     9/13/02       Purchase      18,000     $5.6218       Open Market

 Trust B     9/13/02       Purchase      18,100     $5.6218       Open Market

Marshall S.  9/19/02    Foreclosure in   250,000      N/A       Foreclosure in
  Cogan                connection with                        connection with a
                          margin loan                            margin loan